Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, NY 10166-0193 Tel 212.351.4000 www.gibsondunn.com Andrew L. Fabens Direct: +1 212.351.4034 Fax: +1 212.351.5289 AFabens@gibsondunn.com

February 28, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. John Dana Brown

Re:	StepStone Group Inc.

Submission of Second Amended Draft Registration Statement on Form S-1

CIK No. 0001796022

Dear Mr. Brown:

On behalf of StepStone Group Inc., a Delaware corporation (the “Company”), we are electronically transmitting Amendment No. 2 to the Company’s draft registration statement on Form S-1 (the “Second Amended DRS”) on the date hereof. The Second Amended DRS includes changes made to update certain disclosure contained in Amendment No. 1 to the Company’s draft registration statement on Form S-1 submitted confidentially to the U.S. Securities and Exchange Commission (the “Commission”) on January 31, 2020 (the “First Amended DRS”). To facilitate review, we have provided, on a supplemental basis, a copy of the Second Amended DRS that has been marked to show changes made to the First Amended DRS.

If you have any questions regarding this confidential submission, please contact me at (212) 351-4034 or AFabens@gibsondunn.com.

Very truly yours,

/s/ Andrew L. Fabens

Andrew L. Fabens

Gibson, Dunn & Crutcher LLP

cc:	Jennifer Ishiguro, Chief Legal Officer, StepStone Group Inc.

Eric M. Scarazzo, Gibson, Dunn & Crutcher LLP

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